FIFTH AMENDED SCHEDULE C

TO

AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATION AGREEMENT

SERVICE FEES

Effective May 1, 2020

Intentionally Omitted

ASSET MANAGEMENT FUND	FORESIDE MANAGEMENT SERVICES, LLC
On behalf of the Series list on Schedule A

/s/ David Bunstine	/s/ David M. Whitaker
Name: David Bunstine	Name: David M. Whitaker
Title: President	Title: President